Exhibit 99.2

WEBUY GLOBAL LTD Announces Closing of Follow-on Offering

WEBUY GLOBAL LTD (Nasdaq: WBUY) (“Webuy” or the “Company”), a technology-driven company transforming community e-commerce and travel across Southeast Asia, today announced the closing of its offering of 721,918 Class A ordinary shares and pre-funded warrants to purchase up to 100,000 Class A ordinary shares to certain institutional investors.

The gross proceeds to the Company, before deducting placement agent fees and other offering expenses, were approximately $3 million.

D. Boral Capital LLC acted as the exclusive placement agent for the Offering. Ortoli Rosenstatdt LLP acted as counsel to the Company and Hunter Taubman Fischer & Li LLC acted as counsel to the placement agent.

The securities described above are being offered pursuant to an effective registration statement on Form F-1 (File No. 333-288310) previously filed with the U.S. Securities and Exchange Commission (“SEC”) and declared effective on June 27, 2025. The Company filed a post-effective amendment No.1, a post-effective amendment No.2, and a post-effective amendment No.3 to the registration statement on July 1, July 14, and July 16, 2025, respectively. The post-effective amendment No.3 was declared effective by the SEC on July 18, 2025. A final prospectus relating to this offering was filed with the SEC on July 31, 2025 and may be obtained on the SEC’s website at www.sec.gov or by contacting:

D. Boral Capital LLC

Attention: Syndicate Department
590 Madison Avenue, 39th Floor
New York, NY 10022
Email: dbccapitalmarkets@dboralcapital.com
Telephone: (212) 970-5150

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About WEBUY GLOBAL LTD

WEBUY GLOBAL LTD. is a technology-driven company transforming community e-commerce and travel across Southeast Asia. The Company enhances its group-buy model with predictive AI, personalized recommendations, and community-led engagement, while its travel vertical delivers curated itineraries and real-time support through its proprietary AI Travel Consultant. Webuy is committed to delivering high-quality, affordable products and travel services that improve the lives of millions across the region. For more information, visit https://www.webuy.global/.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the completion and timing of closing of the Offering and the intended use of the proceeds. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning. Forward-looking statements represent Webuy’s current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov.Forward-looking statements are made as of this date, and the Company undertakes no duty to update them, except as required by law.

For more information, please contact:

WEBUY GLOBAL LTD
Email: ir@webuy.global